

November 9, 2011

<u>Via E-Mail</u>

Michael W. Malone
Vice President - Finance, Chief Financial Officer
Polaris Industries Inc.
2100 Highway 55
Medina, MN 55340

> **Re: Polaris Industries Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 001-11411**

Dear Mr. Malone:

      We have reviewed your filing and have the following comments. Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2010</u>

<u>Item 6. Selected Financial Data, page 23</u>

1. Note 2 to Instruction G(2) of Form 10-K requires any information required by Part II that is incorporated by reference from the annual report to security holders into an electronic format document be filed as an exhibit in electronic format. Please amend your filing to provide an exhibit to the filing in electronic format within our EDGAR filing system for the "Selected Financial Data" incorporated by reference from your 2010 annual report. Refer to Item 601(B)(13)(ii) of Regulation S-K for further guidance.

<u>Notes to Consolidated Financial Statements, page 45</u>
<u>Note 4: Income Taxes, page 56</u>

2. Please disclose the cumulative amount of the undistributed earnings of foreign subsidiaries, and the associated amount of the unrecognized deferred tax liability if practicable, or a statement that determination of the unrecognized deferred tax liability is not practicable, pursuant to ASC 740-30-50-2 (b) and (c).

<u>Exhibits, page 72</u>

3. Refer to page 38 of your definitive proxy statement on Schedule 14A filed on March 10, 2011. Please confirm that in future filings you will file your letter agreement with Mr. Krishna as an exhibit to your Form 10-K.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3366 or Max Webb at 202-551-3750 concerning other matters. You may also contact me at 202-551-3380 with any questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief